

DATE	DOCUMENT ID	DESCRIPTION	FILING	EXPED	CERT	COPY
08/19/2020	202023201074	Conversion Within SOS Records (CVS)	99.00	0.00	0.00	0.00

Receipt

This is not a bill. Please do not remit payment.

THOMPSON HINE LLP
ATTN:CAROL R. RUSSELL
41 S. HIGH STREET; #1700
COLUMBUS, OH 43215

STATE OF OHIO
CERTIFICATE
Ohio Secretary of State, Frank LaRose
2426538

It is hereby certified that the Secretary of State of Ohio has custody of the business records for

ORION ELECTRONICS COMPANY, INC.

and, that said business records show the filing and recording of:

Document(s)   Document No(s):

Conversion Within SOS Records   **202023201074**

Effective Date: 08/18/2020

CHANGE BUSINESS TYPE TO FOREIGN FOR PROFIT



United States of America
State of Ohio
Office of the Secretary of State

Witness my hand and the seal of the Secretary of State at Columbus, Ohio this 19th day of August, A.D. 2020.

Ohio Secretary of State

Form 700 Prescribed by:



Frank LaRose
Ohio Secretary of State

For screen readers, follow instructions located at this path.

Toll Free: 877.767.3453
Central Ohio: 614.466.3910
OhioSoS.gov
business@OhioSoS.gov
File online or for more information: OhioBusinessCentral.gov

Mail this form to one of the following:

Regular Filing (non expedite)
P.O. Box 1329
Columbus, OH 43216

Expedite Filing (Two business day processing time.
Requires an additional $100.00)
P.O. Box 1390
Columbus, OH 43216

Certificate for Conversion for Entities Converting Within or Off the Records of the Ohio Secretary of State
Filing Fee: $99
Form Must Be Typed

(CHECK ONLY ONE (1) BOX)

(1) ☒ **Converting Within The Records of the Ohio Secretary of State**

(2) ☐ **Converting Off The Records of the Ohio Secretary of State** (187-VXX)

Name of the converting entity	Orion Electronics Company, LLC
Jurisdiction of Formation	Delaware
Charter/Registration Number	2426538

The converting entity is a:
(Check Only (1) One Box)

☐ Domestic Nonprofit Corporation
☐ Domestic For-Profit Corporation
☐ Foreign Nonprofit Corporation
☐ Foreign For-Profit Corporation
☐ Domestic Nonprofit Limited Liability Company
☐ Foreign Nonprofit Limited Liability Company
☐ Domestic For-Profit Limited Liability Company
☒ Foreign For-Profit Limited Liability Company

☐ Partnership
☐ Domestic Limited Partnership
☐ Foreign Limited Partnership
☐ Domestic Limited Liability Partnership
☐ Foreign Limited Liability Partnership

The converting entity hereby states that it has complied with all laws in the jurisdiction under which it exists and that those laws permit the conversion.

Name of the converted entity	Orion Electronics Company, Inc.

Jurisdiction of Formation	Delaware

The converted entity is a:
(Check Only (1) One Box)

☐ Domestic For-Profit Corporation

☐ Domestic Professional Association

☐ Foreign Nonprofit Corporation

☒ Foreign For-Profit Corporation

☐ Domestic Nonprofit Limited Liability Company

☐ Foreign Nonprofit Limited Liability Company

☐ Domestic For-Profit Limited Liability Company

☐ Foreign For-Profit Limited Liability Company

☐ Partnership

☐ Domestic Limited Partnership

☐ Foreign Limited Partnership

☐ Domestic Limited Liability Partnership

☐ Foreign Limited Liability Partnership

Effective Date (MM/DD/YYYY)
(Optional)

(The conversion is effective upon the filing of this certificate or on a later date specified in the certificate)

Name and address of the person or entity that will provide a copy of the declaration of conversion upon written request.

Orion Electronics Company, Inc.
Name

57 E. McMicken Avenue, Apt. 4R
Mailing Address

Cincinnati	Ohio	45202
City	State	Zip Code

Required information that must accompany conversion certificate if box 2 is checked

If the converting entity is a domestic or foreign entity that will not be licensed in Ohio, provide the name and address of the statutory agent upon whom any process, notice or demand may be served.

Name of Statutory Agent

Mailing Address

City	OH	ZIP Code
	State	

See instructions for additional filing requirements if
(1) the conversion creates a new domestic entity,
(2) the converted entity is a foreign entity that desires to transact business in Ohio; or
(3) if a domestic corporation or foreign corporation licensed in Ohio is the converting entity.

By signing and submitting this form to the Ohio Secretary of State, the undersigned hereby certifies that he or she has the requisite authority to execute this document.

Required
Must be signed by an
authorized representative.

Paul Perkins
Signature

By (if applicable)

Paul Perkins
Print Name

Signature

By (if applicable)

Print Name

Signature

By (if applicable)

Print Name



Form 530A Prescribed by:

Frank LaRose
Ohio Secretary of State

Toll Free: 877.767.3453
Central Ohio: 614.466.3910
OhioSoS.gov
business@OhioSoS.gov
File online or for more information: OhioBusinessCentral.gov

Mail this form to one of the following:

Regular Filing (non expedite)
P.O. Box 670
Columbus, OH 43216

Expedite Filing (Two business day processing time. Requires an additional $100.00)
P.O. Box 1390
Columbus, OH 43216

For screen readers, follow instructions located at this path.

Foreign For-Profit Corporation Application for License

Filing Fee: $99

(151-FLF)

Form Must Be Typed

The application is made to procure a [x] Permanent License [ ] Temporary License (valid for six months)

Attach Certificate of Good Standing from the jurisdiction of formation (see instructions)

Name of Corporation: Orion Electronics Company, Inc.
(Name must match the name on the Certificate of Good Standing)

Assumed name under which the corporation will do business, if its corporate name is not available in Ohio
(Must attach "Resolution of Foreign Corporation to Qualify Under An Assumed Name" Form 591)

Under the Laws of the Jurisdiction of (Jurisdiction of Formation): DE (State) USA (Country)

Date of Incorporation in Jurisdiction of Formation: August 17, 2015 (Date of Incorporation)

The location of the principal office is:

57 E. McMicken Avenue, Apt. 4R
Mailing Address

City	State	Country	ZIP Code
Cincinnati	OH	USA	45202

If the principal office is located outside Ohio, provide a location in Ohio, if one exists.

Mailing Address

City	State	ZIP Code

A brief summary of the corporate purpose(s) to be exercised within Ohio

Bike Sharing App / Consumer Electronic Sales

Appointment of Agent

The corporation hereby appoints the following as its statutory agent upon whom process against the corporation may be served in Ohio.

Paul Perkins

Agent Name

57 E. McMicken Avenue, Apt. 4R

Mailing Address

Cincinnati	Ohio	45202
City	State	ZIP Code

The entity above irrevocably consents to service of process on the agent listed above as long as the authority of the agent continues, and to service of process upon the Ohio Secretary of State if:

A. **an agent is not appointed, or**
B. **an agent is appointed but the authority of that agent has been revoked, or**
C. **the agent cannot be found or served after the exercise of reasonable diligence.**

Pursuant to Ohio Revised Code 1703.29(A), a foreign corporation may be required to pay an additional $250 fee if the application is being made to enable the corporation to prosecute or defend a legal action. Please see the Ohio Revised Code or Instructions for more information.

☒ No, the corporation is not filing for this purpose and an additional fee is not included.

☐ Yes, the application is being filed for this purpose and the additional $250 fee is included with the filing fee.

If yes then:
Pursuant to Ohio Revised Code 1703.29 (B), a foreign corporation that began transacting business in Ohio **prior to 2009** without a license may be required to provide a certificate from the tax commissioner which states that the corporation has paid all franchise taxes which it should have paid had it qualified to do business in this state.

Did the corporation begin transacting business in Ohio prior to 2009 without obtaining a license?

☐ Yes, the Certificate of Tax Clearance from the tax commissioner is attached.

☐ No, the corporation began transacting business in 2009 or later, therefore, a Certificate of Tax Clearance is not required.



DOC ID ----> 202023201074

Paul Perkins	, being first duly sworn, deposes and says that he/she is the
Name of Officer	

President & CEO	of	Orion Electronics Company, Inc.
Officer Title		Corporation

the corporation described in the foregoing application, and that the statements contained in said application are true and correct to best of my knowledge and belief.

Name	Paul Perkins
Signature	Paul Perkins

Sworn before me and subscribed on ~~08/14/20~~ 08/17/2020
Date

Notary Public

NOTARY SEAL

STEVE FREDERICK - NOTARY PUBLIC
COMM EXP. JAN 30, 2022
STATE OF OHIO

Expiration Date of Notary's Commission

01/30/2022
Date

Delaware

Page 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY "ORION ELECTRONICS COMPANY, INC." IS

DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN

GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE

RECORDS OF THIS OFFICE SHOW, AS OF THE TWELFTH DAY OF AUGUST, A.D.

2020.

AND I DO HEREBY FURTHER CERTIFY THAT THE FRANCHISE TAXES HAVE

BEEN PAID TO DATE.



Jeffrey W. Bullock, Secretary of State

5805481 8300

SR# 20206703676

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 203453585

Date: 08-12-20